UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                  WASHINGTON, D.C. 20549             ------------
                                                     OMB Number: 3235-0145
                       SCHEDULE 13D                  Expires: October 31, 1994
                                                     Estimated average burden
        UNDER THE SECURITIES EXCHANGE ACT OF 1934    hours per response..14.90
                    (AMENDMENT NO. 1)*


Compania Boliviana de Energia Electrica S.A. -- Bolivian Power Company Limited
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                          (Name of Issuer)

                            Common Stock
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                    (Title of Class Securities)

                              204425 10 2
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                            (CUSIP Number)


                         Dennis W. Alexander, Esq.,
                         9405 Arrowpoint Boulevard
                    Charlotte, North Carolina 28273-8110
                                (704) 525-3800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                              November 14, 1996
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The Schedule 13D filed November 4, 1994 (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Compania Boliviana de Energia Electrica, S.A. - Bolivian Power Company Limited, a Nova Scotia, Canada corporation (the "Issuer"), filed on behalf of Liberty Power/Cogentrix Bolivia, Inc., a Delaware corporation, is hereby amended by this Amendment No. 1 as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented by the addition of the following:

     On November 14, 1996, NRGenerating Holdings (No. 9) B.V. ("Holdings"), Liberty Power/Cogentrix Bolivia, Inc. (the "Stockholder") and Sean P. Lane, Peter J. Fagan and Lawrence S. Coben (the "Optionholders") entered into a stockholders agreement (referred to herein as the "Stockholders Agreement"), pursuant to which the Stockholder and the Optionholders agreed to tender and not withdraw all of their respective shares of Common Stock (which will represent an aggregate of approximately 17.1% of the Company's outstanding Common Stock) following the commencement by Holdings of a cash tender offer to purchase all outstanding shares of Common Stock of the Issuer pursuant to a purchase agreement dated as of November 13, 1996 (the "Purchase Agreement") between Holdings and the Issuer. The Stockholders Agreement provides that if the Issuer receives an alternative proposal and a specified minimum number of shares of Common Stock has not been tendered, then the Stockholder and the Optionholders will have no obligation to tender and not withdraw their shares of Common Stock to Holdings, unless Holdings amends its tender offer to increase the per share price to an amount not less than the amount contained in such alternative tender offer proposal. Pending consummation of the tender offer, the Stockholder and Optionholders are required to vote their respective shares of Common Stock against (i) any action resulting in a breach of an obligation of the Issuer under the Stockholders Agreement or the Purchase Agreement, (ii) any extraordinary corporate transaction (such as a merger, consolidation or other business combination), (iii) any transfer of a material amount of assets, (iv) any reorganization, recapitalization, dissolution or liquidation, (v) any change in a majority of the members of the Board of Directors, (vi) any change in the capitalization or amendment to the memorandum or articles of association, (vii) any other material change in the Company's corporate structure or business, or (viii) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the tender offer by Holdings and other transactions contemplated by the Stockholders Agreement or the Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See response to Item 4 hereof.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented by the addition of the following:

     (2) Stockholders Agreement, dated November 14, 1996, among NRGenerating Holdings (No. 9) B.V., Liberty Power/Cogentrix Bolivia, Inc., Sean P. Lane, Peter J. Fagan and Lawrence S. Coben.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14,  1996


                                        COGENTRIX ENERGY, INC.
                                        LIBERTY POWER/COGENTRIX
                                          BOLIVIA, INC.


                                          /s/Dennis W. Alexander
                                        ------------------------------
                                              Dennis W. Alexander
                                              Group Senior Vice President,
                                              General Counsel and
                                              Secretary/*/




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* Acting on behalf of each of
  Cogentrix Energy, Inc. and
  Liberty Power/Cogentrix
    Bolivia, Inc.